Exhibit 99.1

B2Gold Announces First Gold Pour at Otjikoto Ahead of Schedule

Vancouver, December 11, 2014 – B2Gold Corp. (TSX: BTO, NYSE MKT:BTG, NSX:B2G) (“B2Gold” or the “Company”), is pleased to announce the first gold pour has occurred, ahead of schedule, at the Otjikoto Gold Mine (“Otjikoto”) located in Namibia. Otjikoto is only the second Namibian gold mine and has made history as one of the fastest-moving mine construction projects in the country.

B2Gold received the Otjikoto Mining Licence in December 2012, and bush-clearing started in January 2013. With the ground-breaking ceremony held on 26th April, 2013, construction of the Otjikoto Gold Mine was officially underway. Since that time the team has placed over 1.3 million cubic meters of earth fill, over 20,000 cubic meters of concrete, and has worked over 3 million man-hours. Namibian workers and artisans with skills in concrete, welding, brick-laying, pipefitting, electrical, carpentry, surveying, plumbing, and many others worked with Namibian and expatriate managers and trainers to develop their skills and work safely and productively. The nations represented in the construction crew include Namibia, South Africa, Canada, United States, Russia, Ghana, Italy, Portugal, Mexico, Peru, Chile, Philippines, Nicaragua and more. As a result of their incredible work B2Gold now has a world-class mine and processing facility in Namibia.

B2Gold’s wholly owned subsidiary, B2Gold Namibia, entered a transition phase several months ago from construction to steady state. The focus of this plan is the end of construction and preparation for production and operations – with a ramp down in construction activities and manpower until the end of the year, and ramp up for steady state operations. At this stage, it is foreseen that as at January 2015, B2Gold Namibia will employ a total of 540 employees.

Otjikoto achieved a substantial and significant overall safety performance during 2013 and 2014. During the construction phase of the project a number of significant safety achievements were recorded: there were no fatal incidents, there was a year-to-date Lost Time Accident Frequency rate of only 0.08 (project-to-date 0.16), and over 2 million man hours were worked without a single Lost Time Injury (reached on the 29th of June 2014).

The Otjikoto Mine is located approximately 300 kilometres north of Windhoek between Otjiwarongo and Otavi and is owned 90% by B2Gold and 10% by EVI Mining (Proprietary) Ltd, a Namibian empowerment group.

For 2015, Otjikoto is expected to produce between 140,000 to 150,000 ounces of gold at a cash operating cost of approximately US$500 per ounce and all in sustaining costs of approximately $700 per ounce.  Once the planned mill expansion is completed in the third quarter of 2015, the Company expects annual gold production to increase to approximately 200,000 ounces in 2016 and 2017. Otjikoto’s gold production will also be enhanced by the development of its Wolfshag zone, located adjacent to the main Otjikoto pit. The Company expects to complete an updated indicated resource study in the first quarter of 2015 along with an updated mine plan by the end of 2015 which will evaluate open pit and underground mining at Wolfshag.

B2Gold is a Vancouver based gold producer with four mines around the world; El Limon and La Libertad in Nicaragua, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia. The Company is projecting to produce approximately 540,000 ounces of gold in 2015 and approximately 610,000 ounces of gold in 2017.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Shaun Johnson
Vice President, Investor Relations	Investor Relations Associate
604-681-8371	604-681-8371

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including statements regarding anticipated exploration and development activities, completion of construction and the timing and amount of projected production at the Otjikoto Project, other operational and economic projections, and other anticipated developments on the company’s properties.  Estimates of mineral resources and reserves are also forward looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made.  All statements in this press release that address events or developments that we expect to occur in the future are forward-looking statements.  Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by  words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur.  All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.  Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the uncertainty of reserve and resource estimates; volatility of metal prices; risks of exploration, development and mining; financing risks; adequate infrastructure, energy and other inputs; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; reliance upon third parties; litigation; and other risks identified in B2Gold’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively.  There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements.  Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits B2Gold will derive therefrom. You should not place undue reliance on forward-looking statements.  B2Gold disclaims any obligation to update forward-looking statements, whether as a result of new information, events or otherwise, except as required by law.